NEWS RELEASE	ELD No. 15-04
TSX: ELD NYSE: EGO	April 30, 2015

Eldorado Reports 2015 First Quarter Financial and Operational Results

Gold production of 189,414 ounces, All-In Sustaining Costs of $729 per ounce

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) is pleased to announce the Company’s financial and operational results for the first quarter 2015. Eldorado reported gold production of 189,414 ounces (Q1 2014: 196,523 oz) at an average cash cost of $521 per ounce (Q1 2014: $519/oz). Adjusted net earnings for the first quarter were $19.5 million ($0.03 per share) compared to $37.3 million ($0.05 per share) in the first quarter 2014.

“The solid first quarter production and continued low all-in sustaining cash costs of $729 per ounce, contributes to the Company remaining in a strong position to meet our annual production guidance of 640,000-700,000 ounces of gold at an all-in sustaining cash cost between $960-995 per ounce,” said Paul Wright, Chief Executive Officer of Eldorado Gold. “We continue to gain further support for our investments in Greece while making progress at all of the operations in the Halkidiki region. With approximately $870 million in total liquidity at quarter-end, our balance sheet remains one of the strongest in the industry, allowing us to continue to internally fund our robust growth pipeline.”

First Quarter Financial and Operational Highlights

▪	Gold production of 189,414 ounces (including production from tailings retreatment at Olympias).
▪	Adjusted net earnings of $19.5 million ($0.03 per share). Loss attributable to shareholders of the Company was $8.2 million ($0.01 per share).
▪	Gold revenues of $224.0 million on sales of 181,820 ounces of gold at an average realized gold price of $1,232 per ounce.
▪	Liquidity of $869.3 million, including $494.3 million in cash, cash equivalents and term deposits, and $375.0 million in unused lines of credit.
▪	All-in sustaining cash costs averaged $729 per ounce; cash operating costs averaged $521 per ounce.
▪	Continued developments at Skouries: piling and earthworks in the main process area, and open pit stripping.
▪	Certej Feasibility Study results expected during the second quarter of 2015.
▪	8,500 metres of exploration drilling completed at the operations and exploration projects.

Throughout this press release we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non IFRS measures. Please see our MD&A for an explanation and discussion of these non IFRS measures. All dollar amounts in US dollars unless stated otherwise.

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First Quarter Financial Results

($ millions except as noted)	Q1 2015	Q1 2014
Revenues	$238.3	$279.9
Gold revenues	$224.0	$247.6
Gold sold (ounces)	181,820	190,628
Average realized gold price (per ounce)	$1,232	$1,299
Cash operating costs (per ounce sold)	$521	$519
Total cash cost (per ounce sold)	$578	$577
All-in sustaining cash cost (per ounce sold)	$729	$786
Gross profit from gold mining operations	$77.1	$96.8
Adjusted net earnings	$19.5	$37.3
Net profit (loss) attributable to shareholders of the Company	($8.2)	$31.3
Earnings (loss) per share attributable to shareholders of the Company – Basic (US$/share)	($0.01)	$0.04
Earnings (loss) per share attributable to shareholders of the Company – Diluted (US$/share)	($0.01)	$0.04
Dividends paid (Cdn$/share)	$0.01	$0.01
Cash flow from operating activities before changes in non-cash working capital	$58.9	$94.7

Loss attributable to shareholders of the Company was $8.2 million ($0.01 per share) for the quarter compared with profit of $31.3 million ($0.04 per share) in the first quarter of 2014. Gold sales volumes and realized prices both fell 5% year over year, resulting in a 10% decrease in gold revenues. Cash operating costs from gold mining operations were unchanged compared with the first quarter of 2014. Gross profit from gold mining operations fell 20% year over year, reflecting lower revenues.

A number of items, further detailed in the Management’s Discussion and Analysis for the three-month period ended March 31, 2015, contributed to the Company’s loss this quarter. Adjusted net earnings for the quarter were $19.5 million ($0.03 per share) compared to $37.3 million ($0.05 per share) in the first quarter of 2014.

First Quarter Review

TURKEY

Kisladag

Gold production of 79,256 ounces at Kisladag in the first quarter was 18% higher year over year due to more tonnes of higher grade ore placed on the heap leach pad at the end of 2014. Cash operating costs of $522 per ounce were higher year over year as a result of higher production waste and an increase in government fees related to the lease of lands managed by the Forestry Ministry. Capital expenditures for the quarter included costs for the capitalized waste stripping, construction of additional leach pad cells, a new overland conveyor and a 154KV power line and substation.

2

Efemcukuru

Gold production of 21,220 ounces at Efemcukuru decreased 21% year over year due to extremely wet weather during the quarter, which impacted tailings placement and site water management. Despite the changes to the short term mine plan, which resulted in lower grades during the quarter, Efemcukuru is still on track to reach production guidance for the year. Cash operating costs of $604 per ounce were 15% higher year over year due to lower gold production. Capital spending during the quarter included underground development and mine mobile equipment.

Exploration at Efemcukuru included detailed geological mapping, soil sampling, and rock sampling. The soil sampling program is filling gaps in the southern portion of the license area left in previous sampling programs. Mapping and rock sampling programs gathered information from a previously untested vein exposure adjacent to the southeastern license boundary.

Exploration

Reconnaissance level field activities elsewhere in Turkey are currently focused on greenfields exploration for porphyry and epithermal systems in the central Pontide belt.

CHINA

Jinfeng

Gold production of 36,686 ounces at Jinfeng in the first quarter was 11% lower year over year as a result of lower tonnes milled and lower production from gold in circuit inventory in 2015, as compared with 2014. A planned shutdown occurred for preventative mill maintenance causing the lower throughput. The material mined during the quarter and not treated was placed on stockpile and will be treated over the rest of the year. Cash operating costs of $518 per ounce were 17% lower than the same period in 2014 due to lower mining contractor costs. Capital expenditures included capitalized underground development and process plant improvements.

Surface exploration work at Jinfeng included soil sampling over the Anbao exploration license and geological mapping of near-pit areas. The 2015 soil sampling program has now been completed.

Tanjianshan

Gold production of 26,626 ounces at Tanjianshan in the first quarter was 6% lower year over year due to lower production from gold in circuit inventory in 2015, as compared to 2014. Cash operating costs of $407 per ounce during the quarter were 4% lower year over year as a result of lower processing costs. Capital expenditures included capitalized waste stripping on the Jinlonggou pit and the construction of the exploration decline at the Qinlongtan deposit.

At Tanjianshan, development of the Qinlongtan North decline is on schedule, and delineation drilling commenced at the end of the quarter.

White Mountain

Gold production of 20,883 ounces at White Mountain during the first quarter was 21% lower year over year due to reduced head grade and lower production from gold in circuit inventory in 2015 as compared with 2014. Cash operating costs per ounce of $600 were 1% lower than 2014 as a result of cost savings initiatives. Capital expenditures included capitalized underground development, exploration drilling and sustaining capital projects within the processing plant.

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At White Mountain, over 5,500 metres of underground exploration drilling were completed during the quarter. Most drilling consisted of modest stepout holes from existing resources and reserves in the north and south zones. Exploration drilling later this year will shift to testing deeper targets, defined on the basis of the improved geological model developed through our relogging/reinterpretation program.

Eastern Dragon

Permitting at Eastern Dragon continues to move forward with good support from the various government agencies involved. The Company expects the PPA to be approved in May, after which the applications for the supplemental permits needed for construction will be submitted. Based on the timing of these approvals the Company will revise and update the schedule for the remaining construction activities.

GREECE

With approximately $450 million invested to date in developing the Skouries and Olympias projects, Eldorado is one of the largest investors in Greece. The Company now directly employs over 2,200 people in the country and paid in excess of $50 million in payroll taxes to the Greek Government and $160 million to Greek suppliers in 2014. This business accounts for approximately 30% of shipping container traffic through the Port of Thessaloniki – Greece’s second-largest port. The Company is committed to partnering with communities and governments to develop sustainable opportunities over the 25 plus years our Greek projects are projected to be in operation.

Eldorado conducts its business in Greece in a similar fashion to the other countries where it operates – with respect for human rights, the environment, and the well-being of all stakeholders. All operations are legally permitted and operate in accordance with all Greek and European regulations. International and in-country guidelines are followed to ensure that the environmental and safety practices meet the highest standards. The integrity of the Hellas Gold Environmental Impact Assessment, which took five years to prepare, has been affirmed by Greece’s Council of State on three separate occasions.

Skouries

Despite unusually wet weather during the quarter, construction continued to advance with piling and earthworks in the main process area as well as open pit stripping. The placement of concrete for the flotation raft slabs commenced as well as construction of a number of retaining walls within the process plant. Overburden and topsoil removal from the open pit continued and is expected to be completed during the second quarter. Capital spending during the quarter totalled $22.6 million.

Exploration work for the quarter included sampling and mapping programs in the Skouries and Tsikara area.

Olympias

Underground development and refurbishing continued during the quarter in parallel with tailings retreatment. Development of the main decline accessing the orebody from the Kokkinolakkas valley was restarted in the quarter following completion of a probe hole ahead of the excavation to assess ground conditions and potential water inflows. The practice of cover grouting continues to provide control of ground water inflows during excavation. During the quarter, 157,040 tonnes of tailings were treated and produced 4,743 ounces of gold.

Engineering and development for the Phase II reconfiguration program were advanced during the quarter. Differential flotation design criteria have been established along with process equipment lists.

4

Procurement of long lead equipment is underway along with the development of basic engineering design for the operation. Capital costs of $12.8 million were incurred during the quarter for mine development. A total of $6.9 million was spent on tailings retreatment against proceeds of $5.7 million from the sale of gold recovered from the retreatment process.

Stratoni

Concentrate production at Stratoni was lower year over year due to lower ore tonnes processed and lower zinc head grade. Plant throughput was affected by lower mine production as a result of fewer production areas in the mine. Cash operating costs of $738 per tonne increased 19% year over year due to the impact of lower concentrate production on fixed costs as well as higher processing costs.

Two stepout drillholes at Mavres Petres tested the open western and downdip extension of the deposit. One cut a 26.3 metre (apparent width) interval grading 4.11 g/t Au, 58.8 g/t Ag, 2.54% Pb, and 8.54% Zn, while the second intersected Pb+Zn rich massive sulfide over a 37.5 metre apparent width (assays pending). Development of the 138 level footwall exploration drive continued, reaching the first drill station late in the quarter.

Perama Hill

Expenditures at Perama Hill were kept to a minimum during the quarter pending receipt of approval of the Perama Hill Environmental Impact Assessment.

BRAZIL

Vila Nova

Vila Nova was placed on care and maintenance late in the fourth quarter of 2014. A nominal amount of iron ore was processed and shipped in the first quarter of 2015 while preparing the plant for shutdown. Weak iron ore prices continued during the quarter, resulting in an additional $6.2 million non-cash write-down of the remaining iron ore inventory cost on the balance sheet. The remaining inventory is expected to be sold in the second half of 2015 after the end of the rainy season subject to a rebound in iron ore prices.

Tocantinzinho

Optimization work for the Feasibility Study has focused on enhancing its financial return.

There was no exploration activity during the quarter at Tocantinzinho.

Exploration

The Project Generation team continues to evaluate new opportunities in Goias, Tocantins, Para, and Minas Gerais states.

ROMANIA

Certej

Work on Certej during the quarter focused on finalizing the feasibility study and preparing the necessary technical specifications to support ongoing permitting work. The Company is planning to release the Certej feasibility study in the second quarter this year. The feasibility study assumes open pit mining followed by flotation, oxidation and leaching of the ore to produce a gold/silver doré on site, as was outlined in the Prefeasibility Study completed in 2014.

5

The new Certej geological model was finalized early in the quarter, and the exploration focus has now shifted to other nearby targets within the land package.

Exploration

Drilling programs at the Muncel, Deva and P. Avram prospects, initiated in 2014, were completed early in the quarter.

Conference Call

Senior management of the Company will host a conference call on May 1, 2015 at 11:30 AM ET to discuss Eldorado’s First Quarter 2015 Financial and Operating Results. The call will be webcast and can be accessed at Eldorado’s website at www.eldoradogold.com. Participants may join the call by dialing toll-free 1 888 231 8191 or 1 647 427 7450. A replay is available until May 8, 2015 by dialing toll-free

1 855 859 2056 or 416 849 0833 (pass code 2888 9039).

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company’s 2015 First Quarter Financial and Operating Results.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the legal restrictions regarding the payment of dividends by the Company; assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; financial position, reserves and resources and gold production; and the ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition;  loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 27, 2015.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

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Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

kristam@eldoradogold.com

604 601 6701 or 1 888 353 8166

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Table 1: Q1 2015 Gold Production Highlights (in US$)

	First Quarter 2015	First Quarter 2014	2014	2015 Outlook[5]
Gold Production
Ounces Sold	181,820	190,628	774,522	n/a
Ounces Produced[1]	189,414	196,523	789,224	640,000 to 700,000
Cash Operating Cost ($/oz)[2,4]	521	519	500	570 to 615
Total Cash Cost ($/oz)[3,4]	578	577	557	n/a
Realized Price ($/oz - sold)	1,232	1,299	1,266	n/a
Kişladağ Mine, Turkey
Ounces Sold	79,002	66,852	311,451	n/a
Ounces Produced	79,256	67,075	311,233	230,000 to 245,000
Tonnes to Pad	4,226,113	3,856,882	15,501,790	n/a
Grade (grams / tonne)	0.70	0.73	1.01	n/a
Cash Operating Cost ($/oz)[4]	522	456	443	600 to 650
Total Cash Cost ($/oz)[3,4]	539	473	461	n/a
Efemçukuru Mine, Turkey
Ounces Sold	18,623	27,647	101,717	n/a
Ounces Produced	21,220	26,969	98,829	90,000 to 100,000
Tonnes Milled	105,419	106,501	436,852	n/a
Grade (grams / tonne)	7.32	8.56	8.34	n/a
Cash Operating Cost ($/oz)[4]	604	526	573	550 to 600
Total Cash Cost ($/oz)[3,4]	619	547	595	n/a
Tanjianshan Mine, China
Ounces Sold	26,626	28,379	107,614	n/a
Ounces Produced	26,626	28,379	107,614	90,000 to 100,000
Tonnes Milled	257,297	263,609	1,045,440	n/a
Grade (grams / tonne)	3.57	3.44	3.69	n/a
Cash Operating Cost ($/oz)[4]	407	422	389	475 to 500
Total Cash Cost ($/oz)[3,4]	573	592	559	n/a
Jinfeng Mine, China
Ounces Sold	36,686	41,277	168,432	n/a
Ounces Produced	36,686	41,295	168,503	135,000 to 145,000
Tonnes Milled	321,706	364,987	1,470,824	n/a
Grade (grams / tonne)	4.10	4.00	3.99	n/a
Cash Operating Cost ($/oz) [4]	518	626	575	660 to 700
Total Cash Cost ($/oz) [3,4]	611	709	658	n/a
White Mountain Mine, China
Ounces Sold	20,883	26,473	85,308	n/a
Ounces Produced	20,883	26,473	85,308	70,000 to 75,000
Tonnes Milled	206,607	200,682	850,782	n/a
Grade (grams / tonne)	3.55	4.13	3.47	n/a
Cash Operating Cost ($/oz) [4]	600	607	617	650 to 690
Total Cash Cost ($/oz) [3,4]	638	646	657	n/a
Olympias, Greece
Ounces Sold	-	-	-	n/a
Ounces Produced[1]	4,743	6,332	17,737	20,000 to 25,000
Tonnes Milled	157,040	144,522	625,345	n/a
Grade (grams / tonne)	2.23	3.08	2.70	n/a
Cash Operating Cost ($/oz)[4]	-	-	-	n/a
Total Cash Cost ($/oz)[3,4]	-	-	-	n/a
[1]	Ounces produced include production from tailings retreatment at Olympias.
[2]	Cost figures calculated in accordance with the Gold Institute Standard.
[3]	Cash operating costs, plus royalties and the cost of off-site administration.
[4]	Cash operating costs and total cash costs are non-IFRS measures. Please see our MD&A for an explanation and discussion of these.
[5]	Outlook assumes the following metal prices: Gold $1,200 per ounce; Silver $20 per ounce.
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Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	March 31, 2015	December 31, 2014

		$	$
ASSETS
Current assets
Cash and cash equivalents		445,608	498,514
Term deposits		48,702	2,800
Restricted cash		249	262
Marketable securities		9,374	4,251
Accounts receivable and other		82,120	117,995
Inventories		214,148	223,412
		800,201	847,234
Deferred income tax assets		-	104
Other assets		52,597	43,605
Defined benefit pension plan		14,160	12,790
Property, plant and equipment		5,988,393	5,963,611
Goodwill		526,296	526,296
		7,381,647	7,393,640
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		168,708	184,712
Current debt	5	16,281	16,343
		184,989	201,055
Debt	5	587,761	587,201
Other non-current liabilities	4	51,290	49,194
Asset retirement obligations		109,672	109,069
Deferred income tax liabilities		880,669	869,207
		1,814,381	1,815,726
Equity
Share capital	6	5,319,101	5,318,950
Treasury stock		(12,662)	(12,949)
Contributed surplus		41,371	38,430
Accumulated other comprehensive loss		(18,238)	(18,127)
Deficit		(67,816)	(53,804)
Total equity attributable to shareholders of the Company		5,261,756	5,272,500
Attributable to non-controlling interests		305,510	305,414
		5,567,266	5,577,914
		7,381,647	7,393,640

Approved on behalf of the Board of Directors

(Signed) Robert R. Gilmore       Director

(Signed) Paul N. Wright             Director

The accompanying notes are an integral part of these consolidated financial statements.

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Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars, except per share amounts)

For the quarter ended March 31,	2015	2014
	$	$
Revenue
Metal sales	238,311	279,870

Cost of sales
Production costs	119,305	134,785
Inventory write-down	6,210	-
Depreciation and amortization	45,409	45,572
	170,924	180,357
Gross profit	67,387	99,513

Exploration expenses	3,123	3,895
Mine standby costs	499	-
General and administrative expenses	16,278	15,844
Defined benefit pension plan expense	426	403
Share based payments	6,415	6,994
Foreign exchange loss (gain)	10,239	(1,361)
Operating profit	30,407	73,738

Loss on disposal of assets	11	6
Loss on marketable securities and other investments	-	772
Loss on investments in associates	-	102
Other expense (income)	(1,858)	784
Asset retirement obligation accretion	603	582
Interest and financing costs	5,175	8,405

Profit before income tax	26,476	63,087
Income tax expense	32,989	32,444
Profit (loss) for the period	(6,513)	30,643

Attributable to:
Shareholders of the Company	(8,244)	31,268
Non-controlling interests	1,731	(625)
Profit (loss) for the period	(6,513)	30,643

Weighted average number of shares outstanding
Basic	716,583	716,217
Diluted	716,583	716,217

Earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share	(0.01)	0.04
Diluted earnings (loss) per share	(0.01)	0.04

The accompanying notes are an integral part of these consolidated financial statements.

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Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	2015	2014
	$	$

Profit (loss) for the period	(6,513)	30,643
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets	(111)	(489)
Realized losses on disposal of available-for-sale financial assets	-	759
Total other comprehensive income (loss) for the period	(111)	270
Total comprehensive income (loss) for the period	(6,624)	30,913

Attributable to:
Shareholders of the Company	(8,355)	31,538
Non-controlling interests	1,731	(625)
	(6,624)	30,913

The accompanying notes are an integral part of these consolidated financial statements.

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Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	Note	2015	2014
		$	$
Cash flows generated from (used in):
Operating activities
Profit (loss) for the period		(6,513)	30,643
Items not affecting cash:
Asset retirement obligation accretion		603	582
Depreciation and amortization		45,409	45,572
Unrealized foreign exchange loss		1,014	384
Deferred income tax expense		11,564	9,196
Loss on disposal of assets		11	6
Loss on investments in associates		-	102
Loss on marketable securities and other investments		-	772
Share based payments		6,415	6,994
Defined benefit pension plan expense		426	403
		58,929	94,654

Changes in non-cash working capital	9	16,077	(25,217)
		75,006	69,437
Investing activities
Net cash paid on acquisition of subsidiary	4	-	(30,318)
Purchase of property, plant and equipment		(75,071)	(80,430)
Proceeds from the sale of property, plant and equipment		13	84
Proceeds on production of tailings retreatment		5,721	8,792
Purchase of marketable securities		(5,233)	-
Proceeds from the sale of marketable securities		-	622
Redemption of (investment in) term deposits		(45,902)	29,676
Decrease in restricted cash		601	26
		(119,871)	(71,548)
Financing activities
Issuance of common shares for cash		121	-
Proceeds from contributions from non-controlling interest	4	-	40,000
Dividend paid to shareholders		(5,768)	(6,464)
Purchase of treasury stock		(2,394)	(6,404)
Long-term and bank debt proceeds		8,171	16,363
Long-term and bank debt repayments		(8,171)	(16,382)
		(8,041)	27,113
Net increase (decrease) in cash and cash equivalents		(52,906)	25,002
Cash and cash equivalents - beginning of period		498,514	589,180

Cash and cash equivalents - end of period		445,608	614,182

The accompanying notes are an integral part of these consolidated financial statements.

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Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	Note	2015	2014
		$	$
Share capital
Balance beginning of period		5,318,950	5,314,589
Shares issued upon exercise of share options, for cash		121	-
Transfer of contributed surplus on exercise of options		30	-
Transfer of contributed surplus on exercise of deferred phantom units		-	224
Balance end of period		5,319,101	5,314,813

Treasury stock
Balance beginning of period		(12,949)	(10,953)
Purchase of treasury stock		(2,394)	(6,404)
Shares redeemed upon exercise of restricted share units		2,681	-
Balance end of period		(12,662)	(17,357)

Contributed surplus
Balance beginning of period		38,430	78,557
Share based payments		6,305	6,715
Shares redeemed upon exercise of restricted share units		(2,681)	-
Recognition of other non-current liability and related costs	4	(653)	(49,624)
Transfer to share capital on exercise of options and deferred phantom units		(30)	(224)
Balance end of period		41,371	35,424

Accumulated other comprehensive loss
Balance beginning of period		(18,127)	(17,056)
Other comprehensive gain (loss) for the period		(111)	270
Balance end of period		(18,238)	(16,786)

Deficit
Balance beginning of period		(53,804)	(143,401)
Dividends paid		(5,768)	(6,464)
Profit (loss) attributable to shareholders of the Company		(8,244)	31,268
Balance end of period		(67,816)	(118,597)
Total equity attributable to shareholders of the Company		5,261,756	5,197,497

Non-controlling interests
Balance beginning of period		305,414	273,128
Profit (loss) attributable to non-controlling interests		1,731	(625)
Dividends declared to non-controlling interests		(1,635)	-
Increase during the period	4	-	40,000
Balance end of period		305,510	312,503

Total equity		5,567,266	5,510,000

The accompanying notes are an integral part of these consolidated financial statements.

Click here for the Unaudited Condensed Consolidated Financial Statements for the quarter ended Mar 31, 2015.

13

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation
a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2014.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2014.

3.	Adoption of new accounting standards and upcoming changes

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2017:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years ending on or after December 31, 2017, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

(1)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Acquisitions and other transactions
a)	Acquisition of Glory

In March 2014, Eldorado completed the acquisition of all of the issued and outstanding common shares of Glory that it did not already own. As a result, Eldorado acquired a 100% interest in the Sapes project in Thrace, Greece. Prior to the transaction, Eldorado owned 19.9% interest in Glory and the investment was accounted for as an investment in associate.

Total consideration of $39,219 included cash for 179,504,179 shares in the amount of $27,583, an option buy-out payment of $1,590 to holders of Glory options, and $10,046 related to the 44,595,920 shares of Glory that Eldorado had purchased prior to the off-market takeover bid. A total of $1,229 was incurred as transaction costs and was capitalized as property, plant and equipment.

This transaction has been accounted for as an acquisition of assets and liabilities as Glory did not constitute a business as defined in IFRS 3. Other than a small working capital amount, the remainder of the value for this transaction was assigned to property, plant and equipment.

Eldorado paid net cash of $30,318 as a result of the transaction. This amount was a result of an acquired cash balance of $84 less cash consideration of $29,173 and transaction costs of $1,229.

b)	Eastern Dragon agreement

In March 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement (“Agreements”) with CDH Fortune II Limited (“CDH”).

As a result of these Agreements, CDH acquired 21.5% of the total ordinary shares of Sino Gold Tenya (HK) Limited (“Tenya”), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project.

Under the terms of the Agreements, CDH has the right to require Eldorado to purchase or procure the purchase by another party of CDH’s shares in Tenya at a fixed price (“Put Option”) for 90 days following the second anniversary of the Agreements.

The Agreements include other rights and obligations of the Company and CDH associated with the advancement of the Eastern Dragon Project.

This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received. A liability in the amount of $46,970 has been recorded at the transaction date, representing the present value of the redemption amount of the Put Option, as well as $2,654 of transaction costs. The sum of these amounts was recorded against equity. Future changes in the present value of the redemption amount of the Put Option are being charged against equity. The present value of the liability representing the Put Option as of March 31, 2015 is $49,847 and is included in other non-current liabilities in the balance sheet.

5.	Debt
	March 31, 2015 $	December 31, 2014 $
Current:
Jinfeng China Merchant Bank (“CMB”) working capital loan (a)	16,281	16,343

Non-current:
Senior notes (b)	587,761	587,201
Total debt	604,042	603,544

(2)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Debt (continued)

(a) Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16,281) working capital loan with CMB. Each drawdown bears fixed interest rate of 5.6% and has a term of six months. As at March 31, 2015, Jinfeng has drawn down the full amount under this facility and has used the proceeds to fund working capital obligations. The last payment on this loan is due on July 28, 2015.

(b) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $12,239 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at March 31, 2015 was $588.0 million.

(c) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($1,954) entrusted loan agreement, which has been increased to RMB 720.0 million ($117,222) through a series of amendments.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at March 31, 2015 was 4.59%.

As at March 31, 2015, RMB 655.3 million ($106,691) had been drawn under the entrusted loan.

The entrusted loan has been recorded on a net settlement basis.

6.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At March 31, 2015 there were no non-voting common shares outstanding (December 31, 2014 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2015	716,564,524	5,318,950
Shares issued upon exercise of share options, for cash	22,610	121
Estimated fair value of share options exercised	-	30

At March 31, 2015	716,587,134	5,319,101

(3)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2015
	Weighted average exercise price Cdn$	Number of options
At January 1,	11.75	20,995,992
Granted	6.68	8,174,440
Exercised	6.64	(22,610)
Forfeited	13.11	(2,143,587)
At March 31,	10.11	27,004,235

At March 31, 2015, 27,004,235 share options (March 31, 2014 – 16,076,218) with a weighted average exercise price of Cdn$10.11 (March 31, 2014 – Cdn$12.89) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended March 31, 2015 was $4,929.

(b) Restricted share unit plan

A total of 596,089 restricted share units (“RSUs”) at a grant-date fair value of Cdn$6.67 per unit were granted during the period ended March 31, 2015 under the Company’s RSU plan and 198,696 RSUs were exercisable as at March 31, 2015.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A summary of the status of the restricted share unit plan and changes during the quarter ended March 31, 2015 is as follows:

Total RSUs
Balance at December 31, 2014	1,086,523
RSUs Granted	596,089
Redeemed	(362,365)
Forfeited	(81,877)
Balance at March 31, 2015	1,238,370

As at March 31, 2015, 1,238,370 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 380,229 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the period ended March 31, 2015 was $1,376.

(c) Deferred share units plan

At March 31, 2015, 345,915 deferred share units (“DSUs”) were outstanding with a value of $1,587, which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was $110 for the period ended March 31, 2015.

(4)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Share-based payments (continued)

(d) Performance share units plan

A total of 623,410 performance share units (“PSUs”) were granted during the period ended March 31, 2015 under the Company’s PSU plan. The PSUs vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period. Compensation expense related to PSUs was nominal for the period ended March 31, 2015 and therefore not included in the income statement.

The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000.

8.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e.,quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at March 31, 2015 are marketable securities. No liabilities are measured at fair value on a recurring basis as at March 31, 2015.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as available-for-sale securities.

With the exception of the fair market value of our senior notes (note 5b), all carrying amounts of financial instruments approximate their fair value.

9.	Supplementary cash flow information
March 31, 2015 $		March 31, 2014 $

Changes in non-cash working capital
Accounts receivable and other	26,329	(6,606)
Inventories	10,181	9,340
Accounts payable and accrued liabilities	(20,433)	(27,951)
Total	16,077	(25,217)

Supplementary cash flow information
Income taxes paid	22,564	11,352
Interest paid	228	204

(5)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at March 31, 2015, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

10.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The China reporting segment includes the Tanjianshan (“TJS”), Jinfeng and White Mountain mines, the Eastern Dragon project and exploration activities in China. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni mine, the Olympias, Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and development activities in Romania. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries. Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

For the three months ended March 31, 2015
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	119,687	105,138	336	13,150	-	-	238,311
Production costs	54,856	51,151	1,472	11,826	-	-	119,305
Inventory write-down	-	-	6,210	-	-	-	6,210
Depreciation	16,482	25,406	506	2,867	-	148	45,409
Gross profit (loss)	48,349	28,581	(7,852)	(1,543)	-	(148)	67,387

Other material items of income and expense
Exploration expenses	444	269	386	829	476	719	3,123
Income tax expense	12,791	8,673	3,578	7,449	472	26	32,989

Additions to property, plant and
equipment during the period	13,968	7,961	372	49,038	5,095	81	76,515

Information about assets and liabilities
Property, plant and equipment (*)	890,899	1,390,332	204,958	2,859,103	641,228	1,873	5,988,393
Goodwill	-	52,514	-	473,782	-	-	526,296
	890,899	1,442,846	204,958	3,332,885	641,228	1,873	6,514,689

Debt	-	16,281	-	-	-	587,761	604,042

(6)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Segment information (continued)

For the three months ended March 31, 2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	124,026	124,829	18,645	12,370	-	-	279,870
Production costs	47,817	63,485	13,085	10,398	-	-	134,785
Depreciation	12,838	28,221	2,143	2,130	-	240	45,572
Gross profit (loss)	63,371	33,123	3,417	(158)	-	(240)	99,513

Other material items of income and expense
Exploration expenses	548	465	644	391	1,053	794	3,895
Income tax expense (recovery)	20,040	10,036	(399)	2,145	-	622	32,444

Additions to property, plant and
equipment during the period	17,879	7,483	1,362	50,092	3,356	218	80,390

For the year ended December 31, 2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	895,035	1,407,558	205,091	2,817,855	636,134	1,938	5,963,611
Goodwill	-	52,514	-	473,782	-	-	526,296
	895,035	1,460,072	205,091	3,291,637	636,134	1,938	6,489,907

Debt	-	16,343	-	-	-	587,201	603,544

* Net of revenues from sale of production from tailings retreatment

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

10.2 Economic dependence

At March 31, 2015, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine                                    Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.

Jinfeng Mine                              China National Gold Group

White Mountain Mine             Refinery of Shandong Humon Smelting Co. Ltd.

10.3	Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

(7)

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

MANAGEMENT’S DISCUSSION and ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the three-month period ended March 31, 2015

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This quarter means the first quarter of 2015. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of April 30, 2015 unless otherwise stated. You should also read our audited consolidated financial statements for the year ended December 31, 2014 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2015 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration and evaluation, development, production and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)

Gold projects:

•	Skouries, in Greece (95%)
•	Olympias, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Sappes, in Greece (100%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (75%)
•	Tocantinzinho, in Brazil (100%)

Other mines:

•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:

•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

1

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

First quarter summary results

Selected consolidated financial information

•	Loss attributable to shareholders of the Company was $8.2 million ($0.01 loss per share), compared to net profit attributable to shareholders of the Company of $31.3 million ($0.04 per share) in the first quarter of 2014.

•	Gold revenues were $224.0 million (2014 – $247.6 million) on sales of 181,820 ounces of gold at an average realized gold price of $1,232 per ounce (2014 – 190,628 ounces at $1,299 per ounce).

•	Dividends paid to shareholders were $5.8 million, compared to $6.5 million in 2014.

•	Liquidity of $869.3 million, including $494.3 million in cash, cash equivalents and term deposits, and $375.0 million in undrawn lines of credit.

Selected performance measures (1)

•	Gold production of 189,414 ounces, including production from Olympias tailings retreatment (2014 – 196,523 ounces).

•	Cash operating costs averaged $521 per ounce (2014 – $519 per ounce).

•	All in sustaining cash costs averaged $729 per ounce (2014 – $786 per ounce).

•	Gross profit from gold mining operations of $77.1 million (2014 – $96.8 million).

•	Adjusted net earnings of $19.5 million ($0.03 per share) compared to adjusted net earnings of $37.3 million ($0.05 per share) in 2014.

•	Cash generated from operating activities before changes in non-cash working capital was $58.9 million (2014 – $94.7 million).

(1) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. Gross profit from gold mining operations for 2014 has been restated to include by-product credits. These are non-IFRS measures. Please see page 11 for an explanation and discussion of these non-IFRS measures.

Eldorado’s commitment to Greece

With approximately $450 million invested to date in developing the Skouries and Olympias projects, Eldorado is one of the largest investors in Greece. The Company now directly employs over 2,200 people in the country, and paid in excess of $50 million in payroll taxes to the Greek government and $160 million to Greek suppliers in 2014. This business accounts for approximately 30% of shipping container traffic through the Port of Thessaloniki – Greece’s second-largest port. The Company is committed to partnering with communities and governments to develop sustainable opportunities over the 25 plus years our Greek projects are projected to be in operation.

Eldorado conducts its business in Greece in a similar fashion to the other countries where it operates – with respect for human rights, the environment, and the well-being of all stakeholders. All operations are legally permitted, and operate in accordance with all Greek and European regulations. International guidelines are followed to ensure that the environmental and safety practices meet the highest standards. The integrity of the Environmental Impact Assessment (EIA), which took five years to prepare, has been affirmed by Greece’s Council of State on three separate occasions.

2

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Review of Financial Results

Summarized financial results – quarter ended March 31, millions, except where noted	2015	2014
Revenues	$238.3	$279.9
Gold revenues	$224.0	$247.6
Gold sold (ounces)	181,820	190,628
Average realized gold price (per ounce)	$1,232	$1,299
Cash operating costs (per ounce sold)	$521	$519
Total cash cost (per ounce sold)	$578	$577
All-in sustaining cash cost (per ounce sold)	$729	$786
Gross profit from gold mining operations	$77.1	$96.8
Adjusted net earnings	$19.5	$37.3
Net profit (loss) attributable to shareholders of the Company	($8.2)	$31.3
Earnings (loss) per share attributable to shareholders of the Company – Basic (per share)	($0.01)	$0.04
Earnings (loss) per share attributable to shareholders of the Company – Diluted (per share)	($0.01)	$0.04
Dividends paid (Cdn$/share)	$0.01	$0.01
Cash flow from operating activities before changes in non-cash working capital	$58.9	$94.7

Loss attributable to shareholders of the Company was $8.2 million (or $0.01 per share) for the quarter compared with profit of $31.3 million (or $0.04 per share) in the first quarter of 2014. Gold sales volumes and realized prices both fell 5% year over year resulting in a 10% drop in gold revenues. Cash operating costs from gold mining operations were basically unchanged compared with the first quarter of 2014. Gross profit from gold mining operations fell 20% year over year, reflecting lower revenues.

A number of items contributed to the Company’s loss attributable to shareholders this quarter in comparison with the net profit attributable to shareholders reported in the first quarter of 2014. These included $10.2 million foreign exchange losses on monetary accounts of the Company’s Canadian, Brazilian and Turkish subsidiaries, a $6.2 million non-cash write-down of Vila Nova iron ore inventory, and a $21.5 million non-cash deferred tax adjustment related to the valuation of the Company’s tax basis of assets in Turkey, Greece and Brazil. The Company’s tax basis of assets are translated each period into US dollars at the period end exchange rate of the local currency to the US dollar with the change in value charged or credited to deferred tax on the income statement. The impact of these items was partially offset by recognition of a deferred tax credit in the amount of $14.6 million related to an investment tax credit approved by the Turkish Finance Ministry for Kisladag. Adjusted net earnings were $19.5 million ($0.03 per share) this quarter compared to $37.3 million ($0.05 per share) in the first quarter of 2014.

3

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Operations update

For the quarter ended March 31,	2015	2014
Gross profit – gold mining operations (millions)	$77.1	$96.8
Ounces produced – including Olympias production from tailings retreatment	189,414	196,523
Cash operating costs (per ounce sold)	$521	$519
Total cash cost (per ounce sold)	$578	$577
Kisladag
Gross profit – gold mining operations	$43.6	$48.5
Ounces produced	79,256	67,075
Cash operating costs (per ounce sold)	$522	$456
Total cash cost (per ounce sold)	$539	$473
Efemcukuru
Gross profit – gold mining operations	$4.9	$15.0
Ounces produced	21,220	26,969
Cash operating costs (per ounce sold)	$604	$526
Total cash cost (per ounce sold)	$619	$547
Tanjianshan
Gross profit – gold mining operations	$12.7	$13.7
Ounces produced	26,626	28,379
Cash operating costs (per ounce sold)	$407	$422
Total cash cost (per ounce sold)	$573	$592
Jinfeng
Gross profit – gold mining operations	$10.9	$12.3
Ounces produced	36,686	41,295
Cash operating costs (per ounce sold)	$518	$626
Total cash cost (per ounce sold)	$611	$709
White Mountain
Gross profit – gold mining operations	$5.1	$7.2
Ounces produced	20,883	26,473
Cash operating costs (per ounce sold)	$600	$607
Total cash cost (per ounce sold)	$638	$646
Olympias
Ounces produced from tailings retreatment	4,743	6,332

4

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Kisladag

Operating Data – quarter ended March 31,	2015	2014
Tonnes placed on pad	4,226,113	3,856,882
Average treated head grade - grams per tonne (g/t)	0.70	0.73
Gold (ounces)
- Produced	79,256	67,075
- Sold	79,002	66,852
Cash operating costs (per ounce sold)	$522	$456
Total cash costs (per ounce sold)	$539	$473
Financial Data (millions)
Gold revenues	$96.2	$86.4
Depreciation and depletion	$10.1	$6.3
Gross profit – gold mining operations	$43.6	$48.5
Sustaining capital expenditures	$3.2	$7.9

Gold production at Kisladag was 18% higher year over year due to more tonnes of higher grade ore placed on the heap leach pad at the end of 2014. Cash operating costs were higher year over year as a result of higher production waste and an increase in government fees related to the lease of lands managed by the Forestry Ministry. Capital expenditures for the quarter included costs for capitalized waste stripping, construction of additional leach pad cells, a new overland conveyor and a 154 KV power line and substation.

Efemcukuru

Operating Data – quarter ended March 31,	2015	2014
Tonnes Milled	105,419	106,501
Average treated head grade - grams per tonne (g/t)	7.32	8.56
Average Recovery Rate (to Concentrate)	91.0%	93.0%
Gold (ounces)
- Produced	21,220	26,969
- Sold	18,623	27,647
Cash operating costs (per ounce sold)	$604	$526
Total cash costs (per ounce sold)	$619	$547
Financial Data (millions)
Gold revenues	$22.7	$36.6
Depreciation and depletion	$6.2	$6.4
Gross profit – gold mining operations	$4.9	$15.0
Sustaining capital expenditures	$4.4	$5.3

Gold production was 21% lower year over year due to extremely wet weather during the quarter, which impacted tailings placement and site water management. Despite the changes to the short term mine plan, which resulted in lower grades during the quarter, Efemcukuru is still on track to reach production guidance for the year. Cash operating costs were 15% higher year over year due to lower gold production. Capital spending during the quarter included underground development and mine mobile equipment.

5

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Tanjianshan

Operating Data – quarter ended March 31,	2015	2014
Tonnes Milled	257,297	263,609
Average treated head grade - grams per tonne (g/t)	3.57	3.44
Average Recovery Rate	80.9%	81.1%
Gold (ounces)
- Produced	26,626	28,379
- Sold	26,626	28,379
Cash operating costs (per ounce sold)	$407	$422
Total cash costs (per ounce sold)	$573	$592
Financial Data (millions)
Gold revenues	$33.3	$37.0
Depreciation and depletion	$5.3	$6.4
Gross profit – gold mining operations	$12.7	$13.7
Sustaining capital expenditures	$2.1	$0.9

Gold production at Tanjianshan was 6% lower year over year due to lower production from gold in circuit inventory in 2015 as compared with 2014. Cash operating costs per ounce were 4% lower mainly as a result of lower processing costs which included a decrease in the consumption and cost of reagents. Capital spending for this quarter included capitalized waste stripping on the Jinlonggou pit and the construction of the exploration decline at the Qinlongtan deposit.

Jinfeng

Operating Data – quarter ended March 31,	2015	2014
Tonnes Milled	321,706	364,987
Average treated head grade - grams per tonne (g/t)	4.10	4.00
Average Recovery Rate	86.4%	87.8%
Gold (ounces)
- Produced	36,686	41,295
- Sold	36,686	41,277
Cash operating costs (per ounce sold)	$518	$626
Total cash costs (per ounce sold)	$611	$709
Financial Data (millions)
Gold revenues	$45.9	$53.4
Depreciation and depletion	$12.6	$11.8
Gross profit – gold mining operations	$10.9	$12.3
Sustaining capital expenditures	$2.3	$5.4

Gold production at Jinfeng was 11% lower year over year mainly as a result of lower tonnes milled and lower production from gold in circuit inventory in 2015 as compared to 2014. A planned shutdown occurred during the quarter for preventative mill maintenance causing the lower throughput. The material mined during the quarter and not treated was placed on stockpile and will be treated over the rest of the year. A total of 268,092 tonnes of ore was mined from the open pit during the quarter (2014 - 174,851 tonnes). The increase in tonnes mined in the open pit was largely due to lower strip ratios at the bottom of the pit. A total of 197,629 tonnes of ore was mined from the underground during the quarter (2014 - 173,454 tonnes). Cash operating costs were 17% lower year over year mainly due to lower mining contractor costs. Capital expenditures for the quarter included underground development, and process plant improvements.

6

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

White Mountain

Operating Data – quarter ended March 31,	2015	2014
Tonnes Milled	206,607	200,682
Average treated head grade - grams per tonne (g/t)	3.55	4.13
Average Recovery Rate	88.6%	86.8%
Gold (ounces)
- Produced	20,883	26,473
- Sold	20,883	26,473
Cash operating costs (per ounce sold)	$600	$607
Total cash costs (per ounce sold)	$638	$646
Financial Data (millions)
Gold revenues	$25.9	$34.3
Depreciation and depletion	$7.4	$9.9
Gross profit – gold mining operations	$5.1	$7.2
Sustaining capital expenditures	$2.3	$2.5

Gold production at White Mountain during the quarter was 21% lower than last year due to reduced head grade and lower production from gold in circuit inventory in 2015 as compared with 2014. Cash operating costs per ounce were 1% lower year over year, as a result of cost saving initiatives. Capital expenditures for the quarter included capitalized underground development, exploration drilling and sustaining capital projects within the processing plant.

Vila Nova

Operating Data – quarter ended March 31,	2015	2014
Tonnes Processed	20,017	203,481
Iron Ore Produced	16,038	175,078
Average Grade (% Fe)	59.47%	62.91%
Iron Ore Tonnes
- Sold	47,797	217,382
Average Realized Iron Ore Price(1)	$38	$86
Total Cash Costs (per tonne sold)	$ 31	$ 60
Financial Data (millions)
Revenues	$0.3	$18.6
Depreciation and depletion	$0.5	$2.1
Earnings/ (loss) – mining operations	($7.8)	$3.4
Sustaining capital expenditures	$0	$0.9
(1)	Excluding adjustments to finalize shipments from prior periods

Vila Nova was placed on care and maintenance late in the fourth quarter of 2014. A nominal amount of iron ore was processed and shipped in the first quarter of 2015 while preparing the plant for shutdown. Weak iron ore prices continued during the quarter, resulting in an additional $6.2 million non-cash write-down of the remaining iron ore inventory cost on the balance sheet (reflected in the loss from mining operations in the table above). The remaining inventory is expected to be sold in the second half of 2015 after the end of the rainy season and subject to a rebound in iron ore prices.

7

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Stratoni

Operating Data – quarter ended March 31,	2015	2014
Ore mined (wet metric tonnes)	48,699	57,242
Ore processed (dry metric tonnes)	46,875	55,449
Pb grade (%)	6.89%	6.27%
Zn grade (%)	9.78%	11.27%
Ag grade (g/t)	187	164
Concentrate produced (dry metric tonnes)	12,478	15,936
Concentrate sold (dry metric tonnes)	15,708	16,717
Average realized concentrate price (per tonne of concentrate )	$837	$740
Cash operating costs (per tonne of concentrate sold)	$738	$622
Financial Data (millions)
Revenues (lead, zinc and silver)	$13.2	$12.4
Depreciation and depletion	$2.7	$2.0
Earnings/(loss) from operations	($1.4)	($0.1)
Sustaining capital expenditures	$0.4	$0.5

Concentrate production at Stratoni was lower year over year due to lower ore tonnes processed and lower zinc head grade. Plant throughput was affected by lower mine production as a result of fewer production areas in the mine. Cash operating costs per tonne increased 19% year over year due to the impact of lower concentrate production on fixed costs as well as higher processing costs. Cash flow from operations before changes in working capital was $1.3 million.

Gold projects update

TURKEY

Kisladag Mine Optimization

Preliminary engineering was completed for changes to the existing process circuit to optimize product crush size prior to placement on the leach pad. Detailed engineering is underway as is preparation of engineering packages for the additional crushing and screening circuit as defined in the Phase IV expansion program. A total of $2.9 million was spent on mine expansion work.

GREECE

Olympias

Underground development and refurbishing continued during the quarter in parallel with tailings retreatment. Development of the main decline accessing the orebody from the Kokkinolakkas valley was restarted in the quarter following completion of a probe hole ahead of the excavation to assess ground conditions and potential water inflows. The practice of cover grouting continues to provide control of ground water inflows during excavation. During the quarter, Olympias treated 157,040 tonnes of tailings and produced 4,743 gold ounces. An estimated 1,000,000 tonnes of tailings remain to be reclaimed from the tailings dam.

Engineering and development for the Phase II reconfiguration program were advanced during the quarter. Differential flotation design criteria have been established along with process equipment lists. Procurement of long lead equipment is underway along with development of the basic engineering design for the operation. Capital costs of $12.8 million were incurred during the quarter for mine development. A total of $6.9 million was spent on tailings retreatment against proceeds of $5.7 million from the sale of gold recovered from the retreatment process.

8

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Skouries

Construction advanced during the quarter with piling and earthworks in the main process area as well as open pit stripping. The placement of concrete for the flotation raft slabs commenced as well as construction of a number of retaining walls within the process plant. Overburden and topsoil removal from the open pit continued during the quarter and is expected to be completed during the second quarter. Capital spending totaled $22.6 million during the quarter.

Perama Hill

Expenditures on Perama Hill were kept to a minimum during the quarter pending receipt of approval of the Environmental Impact Assessment. A total of $0.2 million was spent on Perama Hill.

ROMANIA

Certej

Work on Certej during the quarter focused on finalizing the feasibility study and preparing the necessary technical specifications to support ongoing permitting work. The Company is planning to release the Certej feasibility study in the second quarter this year. The feasibility study assumes open pit mining followed by flotation, oxidation and leaching of the ore to produce a gold/silver doré on site, as was outlined in the prefeasibility study completed in 2014.

A total of $4.1 million was spent on Certej including land acquisition, site work, metallurgical testwork, capitalized exploration, and engineering for the feasibility study.

CHINA

Eastern Dragon

Permitting at Eastern Dragon continues to move forward with good support from the various government agencies involved. The Company expects the Project Permit Approval to be approved in May, after which the applications for the supplemental permits needed for construction will be submitted. Based on the timing of these approvals the Company will revise and update the schedule for the remaining construction activities.

BRAZIL

Tocantinzinho

Optimization work for the feasibility study has focused on enhancing its financial return. A total of $0.4 million was spent on Tocantinzinho.

Exploration update

During the quarter 8,500 metres of exploration drilling were completed at the Company’s operations and exploration projects. The 2015 drilling programs at most exploration sites are not scheduled to commence until later in the year. A total of $5.6 million was spent on exploration and evaluation programs.

Greece

Exploration activities in Greece included drilling and underground development at Mavres Petres, sampling and mapping programs in the Skouries/Tsikara area, and completion of a gravity survey targeting Olympias-style mineralization.

Two stepout drillholes at Mavres Petres tested the open western and downdip extension of the deposit. One cut a 26.3m (apparent width) interval grading 4.11 g/t gold, 58.8 g/t silver, 2.54% lead, and 8.54% zinc, while the second intersected lead-zinc rich massive sulfide over a 37.5m apparent width. Development of the 138 level footwall exploration drive continued, reaching the first drill station late in the quarter.

9

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Surface exploration work during the quarter was largely focused on the Skouries/Tsikara area, and included extending the coverage of the grid-based soil sampling and systematic mapping and prospecting.

Romania

The new Certej geological model was finalized early in the quarter, and the exploration focus at Certej has now shifted to other nearby targets within our land package.

Drilling programs at the Muncel, Deva, and P. Avram prospects, initiated in late 2014, were completed early in the quarter.

Turkey

Exploration activities at Efemcukuru included detailed geological mapping, soil sampling, and rock sampling. The soil sampling program is filling gaps in the southern portion of the license area left in previous sampling programs. Mapping and rock sampling programs gathered information from a previously untested vein exposure adjacent to the southeastern license boundary.

Reconnaissance level field activities elsewhere in Turkey are currently focused on greenfields exploration for porphyry and epithermal systems in the central Pontide belt.

China

At White Mountain, over 5,500 metres of underground exploration drilling was completed during the quarter. Most drilling consisted of modest stepout holes from existing resources and reserves in the north and south zones. Exploration drilling later this year will shift to testing deeper targets, defined on the basis of the improved geological model developed through our relogging/reinterpretation program.

At Tanjianshan, development of the Qinlongtan North decline is on schedule, and delineation drilling commenced at the end of the quarter.

Surface exploration work at Jinfeng included soil sampling over the Anbao exploration license and geological mapping of near-pit areas. The 2015 soil sampling program has now been completed.

Brazil

There was no exploration activity during the quarter at Tocantinzinho. A reconnaissance-level mapping and sampling program was completed at the Porangatu project in Goias state, targeting copper-gold soil anomalies defined along the margins of a granitic intrusion.

The Project Generation team continues to evaluate new opportunities in Goias, Tocantins, Para, and Minas Gerais states.

Quarterly results

millions (except per share amounts)

	2015	2014	2014	2014	2014	2013	2013	2013
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	$238.3	$259.0	$263.5	$265.5	$279.9	$231.7	$287.3	$266.9
Profit (loss)(1)	($8.2)	$13.9	$19.8	$37.6	$31.3	($687.5)	$36.4	$43.3
Earnings (loss) per share[1]
- basic	($0.01)	$0.02	$0.03	$0.05	$0.04	($0.96)	$0.05	$0.06
- diluted	($0.01)	$0.02	$0.03	$0.05	$0.04	($0.96)	$0.05	$0.06

(1) Attributable to shareholders of the Company

10

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

As discussed above, the first quarter of 2015 was affected by lower gold prices as well as the write down of Vila Nova iron ore inventory, and the impact of lower exchange rates in the countries where the Company operates in comparison with the US dollar. Quarterly profit for the fourth quarter of 2013 was affected by a $684.6 million charge net of taxes for the impairment of goodwill and property, plant and equipment related to the Company’s Jinfeng and Eastern Dragon gold properties.

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost and total cash cost

The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs	Q1 2015	Q1 2014
millions (except for gold ounces sold and cash operating cost per ounce sold)
Production costs (from consolidated income statement)	$119.3	$134.8
Vila Nova and Stratoni production costs	13.3	23.5
Production costs excluding Vila Nova and Stratoni	$106.0	$111.3
Less:
By-product credits	(0.9)	(1.4)
Total cash cost	$105.1	$109.9
Royalty expense and production taxes	(10.4)	(11.0)
Cash operating cost	$94.7	$98.9
Gold ounces sold	181,820	190,628
Total cash cost per ounce sold	$578	$577
Cash operating cost per ounce sold	$521	$519

All-in sustaining cash cost

The Company adopted, effective January 1, 2014, an all-in sustaining cost performance measure. All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

11

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Calculation of all-in sustaining cash costs	Q1 2015	Q1 2014
millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)
Total cash cost	$105.1	$109.9
Sustaining capital spending at operating gold mines	14.4	23.0
Exploration spending at operating gold mines	1.0	1.1
General and administrative expenses	12.0	15.8
All-in sustaining cash costs	$132.5	$149.8
Gold ounces sold	181,820	190,628
All-in sustaining cash cost per ounce sold	$729	$786

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Adjusted net earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the quarters ended March 31:

Reconciliation of adjusted net earnings to consolidated net earnings (loss) millions (except for weighted average shares and earnings per share)	Q1 2015	Q1 2014
Net (loss) earnings attributable to shareholders	($8.2)	$31.3
Losses (gains) on available-for-sale securities	0.0	0.8
Loss on investment in associates	0.0	0.1
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	21.5	5.1
Inventory writedown	6.2	0.0
Total adjusted net earnings	$19.5	$37.3
Weighted average shares outstanding	716,582	716,217
Adjusted net earnings ($/share)	$0.03	$0.05

Gross profit from gold mining operations

Gross profit from gold mining operations represents gross revenues (including by-product revenues) from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Financial condition and liquidity

12

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Operating activities

Operating activities before changes in non-cash working capital generated $58.9 million in cash, compared to $94.7 million in 2014. In addition, cash flow of $5.7 million related to gold concentrate sales proceeds from tailings retreatment was recorded as cash flows from investment activities ($8.8 million – 2014).

Investing activities

The Company invested $75.1 million in capital expenditures this quarter. Mine evaluation, expansion and development totalled $42.3 million while sustaining capital spending at our producing mines totalled $14.7 million ($14.3 million at our producing gold mines and $0.4 million at Stratoni). A total of $6.9 million was spent on tailings retreatment at Olympias against proceeds of $5.7 million from the sale of gold recovered from the retreatment process. Capitalized exploration totalled $2.5 million. We also spent $2.8 million on land acquisitions. A total of $5.7 million in bond interest was also charged to capital projects. The remaining $0.2 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China.

Financing activities

The Company paid dividends of $5.8 million to shareholders during the quarter. Future dividend payments will be dependent on the Company having an aggregate of contributed surplus, accumulated other comprehensive income and retained earnings balance exceeding the dividend amount to be paid.

Capital resources

(millions)	March 31, 2015	December 31, 2014
Cash, cash equivalents and term deposits	$494.3	$501.3
Working capital	$615.2	$646.2
Debt	$604.0	$603.5

Management believes that the working capital at March 31, 2015, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2015 and beyond.

Contractual obligations

(millions)	Within 1 year	2 to 3 years	3 to 4 years	Over 5 years	Total
Debt	16.3	-	-	600.0	616.3
Capital leases	0.6	1.4	-	-	2.0
Operating leases	4.5	6.0	6.0	5.5	22.0
Purchase obligations	70.9	3.1	0.4	-	74.4
Totals	92.3	10.5	6.4	605.5	714.7

The above table does not include interest on debt.

As at March 31, 2015, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 40,000 dry metric tonnes of zinc concentrates, 18,000 dry metric tonnes of lead/silver concentrates, and 75,000 tonnes gold concentrate through the financial year ending December 31, 2015.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around Stratoni, up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce adjusted higher every April by 1%, equal to $4.10 for the period April 2014 through March 2015. As at March 31, 2015 approximately 6.8 million ounces of silver have been delivered of the original 15 million ounce commitment.

13

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

As at December 31, 2014, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 11,360 dry metric tonnes of gold concentrate through the financial year ending December 31, 2015.

In September 2013, the company, in connection with Tuprag, entered into a letter of guarantee in favour of the Turkish ministry of environment, energy and climate change, in the amount of $30.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the EIA approved for Kişladağ and Efemçukuru. The Letter of Guarantee is renewed annually and expires on September 18, 2015. The Letter of Guarantee has an annual fee of 27 basis points.

Debt

Significant changes in our debt from that disclosed in our December 31, 2014 annual MD&A and consolidated financial statements are as follows:

Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16.3 million) working capital loan with CMB. Each drawdown bears fixed interest rate of 5.6% and has a term of six months. As at March 31, 2015, Jinfeng has drawn down the full amount under this facility and has used the proceeds to fund working capital obligations. The last payment on this loan is due on July 28, 2015.

Senior notes

The fair market value of the notes as at March 31, 2015 is $588.0 million. Net deferred financing costs of $12.2 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($2.0 million) entrusted loan agreement, which has been increased to RMB 720.0 million ($117.2 million) through a series of amendments. As at March 31, 2015, RMB 655.3 million ($106.7 million) had been drawn under the entrusted loan. Please see note 5 of the Financial Statements for an explanation of the accounting treatment for this loan.

Equity

14

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

This quarter we received net proceeds of $0.1 million for issuing 22,610 common shares related to stock options and warrants being exercised.

Common shares outstanding - as of March 31, 2015 - as of May 1, 2015	716,587,134 716,587,134
Share purchase options - as of May 1, 2015 (Weighted average exercise price per share: $10.11 Cdn)	27,004,235

Other information

New accounting developments

The following standard has been published and is mandatory for Eldorado's annual accounting periods no earlier than January 1, 2017:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years ending on or after December 31, 2017, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the first quarter of 2015 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

15

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.

The Company manages its risks and other uncertainties, including risks related to the Company’s foreign operations, government, environmental and other regulations and operating costs. Occurrence of various factors and uncertainties of risk cannot be accurately predicted and could cause actual results to differ significant from our current expectation and result in a material adverse effect on the Company’s operations or profitability. For a comprehensive discussion of the Company’s risks review our Annual Information Form dated March 27, 2015.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

16